NITRO Beverage Inc.



ANNUAL REPORT

1311 Memorial Dr.

Asbury Park, NJ 07712

(732) 610-0707

https://drinknitro.com/

This Annual Report is dated April 18, 2023.

BUSINESS

"Nitro Beverage Inc. ("Nitro Beverage" or the "Company") is a C corporation organized under the laws of the state of Delaware. The Company's business model consists of selling nitrogen-infused beverages focused on consumers looking for better-for-you alternatives to the beverages they enjoy everyday. Our products are sold across over 2000 stores nationwide including major retail outlets such as Whole Foods Market, ShopRite, Erewhon Market, and many more as well as direct-to-consumer online.

Nitro Beverage Inc. was initially organized as Coffee Exchange LLC, a New Jersey LLC on 08/09/2016 and Converted to a Delaware C-Corp on 04/08/2021.

Previous Offerings

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

N/A

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $19,093.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

N/A

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

N/A

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

N/A

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

N/A

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

N/A

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2023.

NITRO Beverage Inc.

By /s/ *Ali Mohamed*

    Name: NITRO Beverage Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NITRO BEVERAGE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Nitro Beverage, Inc.
Asbury Park, New Jersey

We have reviewed the accompanying financial statements of Nitro Beverage, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 3, 2023
Los Angeles, California

NITRO BEVERAGE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	19,093	$	39,428
Acccounts Receivable, net		50,315		51,526
Inventory		59,566		83,187
Due from related parties		58,746		-
Total Current Assets		**187,720**		**174,141**
Property and Equipment, net		5,168		22,690
Total Assets	$	**192,888**	$	**196,831**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	-
Credit Cards		25,974		34,850
Current Portion of Loans and Notes		55,802		3,026
Amount due to related parties		7,160		7,160
Other Current Liabilities		238,152		7,802
Total Current Liabilities		**327,088**		**52,838**
Promissory Notes and Loans		14,300		62,417
Convertible Note		200,000		-
Accrued Interest on Convertible Notes		921		-
Total Liabilities		**542,309**		**115,255**
STOCKHOLDERS EQUITY				
Common Stock		10,694		10,694
Series Seed Preferred Stock		3,427		3,427
Series Seed-1 Preferred Stock		1,241		1,241
Additional Paid in Capital		2,083,885		1,643,133
Equity Issuance Costs		(300,041)		-
Retained Earnings/(Accumulated Deficit)		(2,148,626)		(1,576,918)
Total Stockholders' Equity		**(349,421)**		**81,576**
Total Liabilities and Stockholders' Equity	$	**192,888**	$	**196,831**

See accompanying notes to financial statements.

NITRO BEVERAGE INC.
Statements of Operations
(Unaudited)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 573,485	$ 814,900
Cost of Goods Sold	721,400	663,353
Gross profit	(147,915)	151,547
Operating expenses		
General and Administrative	650,864	1,064,987
Sales and Marketing	48,178	128,535
Total operating expenses	699,043	1,193,522
Operating Income/(Loss)	(846,958)	(1,041,975)
Interest Expense	1,935	28,933
Other Loss/(Income)	22,856	2,501
Income/(Loss) before provision for income taxes	(871,749)	(1,073,409)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (871,749)	$ (1,073,409)

See accompanying notes to financial statements.

NITRO BEVERAGE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series Seed-1 Preferred Stock		Series Seed Preferred Stock		Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	106,940,726	$ 10,694	-	-	34,265,115	$ 3,427	$ 65,579		$ (503,509)	$ (423,810)
Debt to Equity Conversion	-	$ -	12,405,479	$ 1,241	-	$ -	312,259			$ 313,500
Share-Based Compensation							24,758			24,758
Capital contribution							1,240,537			1,240,537
Net income/(loss)									(1,073,409)	(1,073,409)
Balance—December 31, 2021	106,940,726	10,694	12,405,479	1,241	34,265,115	3,427	1,643,133		$ (1,576,918)	$ 81,576
Share-Based Compensation							3,760			3,760
Capital contribution							436,992			436,992
Prior Year Adjustment								(300,041)	300,041	(300,041)
Net income/(loss)									(871,749)	(871,749)
Balance—December 31, 2022	106,940,726	$ 10,694	12,405,479	$ 1,241	34,265,115	$ 3,427	$ 2,083,885	$ (300,041)	$ (2,148,626)	$ (649,462)

See accompanying notes to financial statements.

NITRO BEVERAGE INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(871,749)	$	(1,073,409)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		23,982		5,672
Share-based Compensation		3,760		24,758
Changes in operating assets and liabilities:				
Acccounts receivable, net		1,211		(5,476)
Inventory		23,621		(26,676)
Accounts Payable		-		(1,682)
Credit Cards		(8,875)		(70,871)
Other Current Liabilities		230,350		6,242
Due from related parties		(58,746)		
Accrued Interest on Convertible Notes		921		
Net cash provided/(used) by operating activities		**(655,526)**		**(1,141,441)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(6,460)		(28,362)
Net cash provided/(used) in investing activities		**(6,460)**		**(28,362)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		436,992		1,240,537
Repayment of Amount due to related parties		-		(73,842)
Borrowing on Promissory Notes and Loans		4,659		(95,866)
Borrowing on Convertible Notes		200,000		
Net cash provided/(used) by financing activities		**641,651**		**1,070,829**
Change in Cash		(20,335)		(98,974)
Cash—beginning of year		39,428		138,402
Cash—end of year	**$**	**19,093**	**$**	**39,428**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	28,933
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Nitro Beverage, Inc. was formed on August 19, 2016, in the state of New Jersey under a name Coffee Exchange LLC. On October 30, 2020, the company was incorporated in the state of Delaware. The financial statements of Nitro Beverage, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Driggs, Idaho.

Through co-manufacturers, we produce nitrogen infused beverages including nitro cold brew coffee, nitro cold brew lattes, and soon nitro kombucha. We sell our products to distributors who in turn sell it to retailers. We sell in national retailers, independent retailers, and food service clients.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Nitro Beverage Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when, or as control, of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of nitrogen infused beverages including nitro cold brew coffee, nitro cold brew lattes, and soon, nitro kombucha.

Cost of sales

Costs of goods sold include the purchases, canning, shipping, and trade expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $48,178 and $128,535, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	59,566	42,187
Dispensing Systems	-	41,000
Total Inventory	**$ 59,566**	**$ 83,187**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	9,627	6,016
Accrued Expenses	226,554	-
Tax Payable	1,971	1,786
Total Other Current Liabilities	**$ 238,152**	**$ 7,802**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Machinery & Equipment	$ 70,081	$ 63,621
Property and Equipment, at Cost	**70,081**	**63,621**
Accumulated depreciation	(64,913)	(40,931)
Property and Equipment, Net	**$ 5,168**	**$ 22,690**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $23,982 and $5,672, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 167,731,502 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 106,940,726 shares have been issued and are outstanding.

Preferred Stock Series Seed-1

The Company is authorized to issue 54,805,195 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2022, and December 31, 2021, 12,405,479 shares of Series Seed-1 Preferred Stock and 34,265,115 Series Seed Preferred Stock have been issued and outstanding.

7.   SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 8,110,907 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Exercisable Options at December 31, 2020	-	$	0.01	10.42
Granted	2,965,896	$	-	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	2,965,896	$	0.01	9.42
Exercisable Options at December 31, 2021	2,965,896	$	0.01	9.42
Granted	3,225,000	$	-	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	6,190,896	$	0.01	9.42
Exercisable Options at December 31, 2022	4,169,681	$	0.01	9.42

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $3,760 and $17,785, respectively.

Warrants

On November 11, 2021, the Company entered into 1,162,791 Warrant to purchase Common Stock with Verso Capital Compartment 3. This Warrant provides for the issuance of up to 1,162,791 shares of Common Stock of the Company (each, a "Common Share"), at a price equal to $0.043 per Common Share (the "Exercise Price"), This Warrant shall expire and shall no longer be exercisable as of the first (1st) anniversary of the Grant Date (the "Expiration Date"). Warrant expense for the years ended December 31, 2022, and December 31, 2021, was $0 and $6,973, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Interest	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PayPal Loan	$ 82,500		$ 13,136	10/8/2019	10/8/2020	$ -	$ -	$ 20	$ -	$ 20	$ -	$ -	$ 20	$ -	$ 20
SBA Loan	$ 15,200	3.75%	-	5/13/2020	5/13/2050	$ 570	$ 570	$ 900	$ 14,300	$ 15,770	$ 570	$ 570	$ 900	$ 14,300	$ 15,200
PPP loan	$ 29,165	1.00%	-	1/5/2020	Forgiven on August 5, 2022	$ -	$ -	$ -	$ -	$ -	$ 292	$ 580	$ -	$ 29,165	$ 29,165
Ford Truck Loan	$ 54,971	8.19%	-	6/21/2017	6/21/2023	$ -	$ -	$ -	$ -	$ -	$ 4,502	$ 4,502	$ 2,106	$ 18,952	$ 21,058
Frieds and Family Loan -The Mining Group	$ 54,882	0.00%	-	Fiscal Year 2022	Not set maturity date	$ -	$ -	$ 54,882	$ -	$ 54,882	$ -	$ -	$ -	$ -	$ -
Total						$ 570	$ 570	$ 55,802	$ 14,300	$ 70,672	$ 5,364	$ 5,652	$ 3,026	$ 62,417	$ 65,443

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 57,908
2024	19,852
2025	900
2026	900
2027	900
Thereafter	10,700
Total	$ 91,161

Amount due to related parties

During the years presented, the Company borrowed money from Sandy Damico (friends and family). The details of the loans are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Sandy Damico	$ 7,160	0.00%	2019-2021	No set maturity	$ 7,160		$ 7,160	$ 7,160		$ 7,160
Total					$ 7,160	$ -	$ 7,160	$ 7,160	$ -	$ 7,160

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 200,000	1.00%	07/16/2022	07/16/2024	921	921	-	200,000	200,921	-	-	-	$ -	-
Total	$ -				$ 921	$ 921	$ -	$ 200,000	$ 200,921	$ -	$ -	$ -	$ -	$ -

The convertible notes are convertible into Common Shares at a conversion price. The conversion price shall mean a per-share price derived from a $11,400,000 pre-money equity value of Borrower calculated on a fully diluted basis, excluding a conversion of this Note and any other similarly situated promissory notes and excluding any authorized, but unissued, shares, options, warrants and securities. . Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (239,731)	$ (295,187)
Valuation Allowance	239,731	295,187
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (594,420)	$ (354,689)
Valuation Allowance	594,420	354,689
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,161,528, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,161,528. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the past period, the Company borrowed a loan from Sandy Damico (friends and family). The loan bears no interest rate and has no defined maturity date. As of December 31, 2022, and December 31, 2021, the outstanding amount due to related parties amounted to $7,160.

In 2022, the Company paid for personal taxes on behalf of the four co-founders in the aggregate amount of $58,746. As of December 31, 2022, the outstanding balance of the amount due from the officers was $58,746.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 3, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $846,958, an operating cash flow loss of $655,526, and liquid assets in cash of $19,093, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Ali Mohamed, Principal Executive Officer of NITRO Beverage Inc., hereby certify that the financial statements of NITRO Beverage Inc. included in this Report are true and complete in all material respects.

Ali Mohamed

CEO